Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

PIONEERING SPIRIT NEEDED TO BUILD PROSPEROUS ECONOMIES ON AFRICA’S MINERAL WEALTH, SAYS BRISTOW

Cape Town, South Africa, 5 February 2008 (LSE:RRS) (Nasdaq:GOLD) - For Africa to prosper from its mineral wealth it must urgently set out to use the mining industry as the foundation for building its economies, Randgold Resources chief executive Mark Bristow told the Mining Indaba here today. To succeed in this, he said, government and mining industry leaders would have to cooperate and demonstrate the vision, courage and perseverance of true pioneers.

Bristow said mining companies operating in Africa had to accept that they had an obligation greater than the need to enrich investors. They also had a social responsibility to help the people of those countries realise their hopes of a better life.

“We must plan for and commit to the long run. Instead of creating exaggerated expectations around projects that are marginal at best, we should concentrate on the development of realistic business models and viable feasibility studies. We should reinvest for sustainability. We should deal with our host governments not only as regulators but as partners,” he said.

“As for the governments, it is their responsibility to maintain a fiscal and legislative regime that is conducive to mining development, to play their part in infrastructure creation and, not least, to share the wealth equitably with their people, making sure the revenues they earn from the mining industry are used to make a tangible contribution to infrastructural development and the upliftment of the communities in which the mines operate.”

Bristow said an analysis of the fiscal and mineral rights regimes in most African countries had shown that the state typically ends up with half of all mining income.

“Governments are not always completely upfront about the substantial extent of their participation in the earnings generated by mining and this lack of transparency contributes to the misperception that all mining companies are greedy exploiters of their host countries,” he said.

Randgold Resources believed in creating sustainable profitability by investing in partnerships and people, he said. This approach had enabled the company to discover three world-class deposits, build two big mines and proceed with the development of a third. In addition, extensive exploration has generated a portfolio of organic growth projects that could well produce its fourth mine.

“We’ve created real value for all our stakeholders. Our unwavering focus on sustainability has given us the capacity to increase our production and therefore our profits. And that in turn means that we can continue to invest in our future,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +223 675 0122	Financial Director Graham Shuttleworth +44 779 614 4438 +44 20 7557 7730	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.